Exhibit 3.4

CERTIFICATE OF AMENDMENT
TO THE THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF XBP GLOBAL HOLDINGS, INC.

XBP Global Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1. The name of the Corporation is XBP Global Holdings, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 8, 2020, under the name “CF Finance Acquisition Corp. VIII.”

2. This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company’s Third Amended and Restated Certificate of Incorporation.

3. The amendment to the existing Third Amended and Restated Certificate of Incorporation being effected hereby is as follows:

(a) Add the following paragraph at the end of Article IV as a new paragraph F.:

“F. Upon this Amendment to the Third Amended and Restated Certificate becoming effective pursuant to the DGCL during the year ending December 31, 2025 (the “2025 Effective Time”), each three (3) to fifteen (15) shares of Common Stock issued and outstanding immediately prior to the 2025 Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, the exact ratio within the foregoing range to be determined by the Board and publicly announced by the Corporation prior to the 2025 Effective Time, without any further action by the Corporation or the holder thereof (the “2025 Reverse Stock Split”). No fractional shares shall be issued in connection with the 2025 Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder and, where shares are held in certificated form, the surrender of the applicable certificate, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the Nasdaq Capital Market as of the date of the 2025 Effective Time (after giving effect to the 2025 Reverse Stock Split) by (b) the fraction of one share owned by the stockholder.”

4. This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation shall be effective immediately upon filing with the Delaware Secretary of State.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer on this 29th day of July, 2025.

XBP GLOBAL HOLDINGS, INC

By:	/s/ Andrej Jonovic
Name:	Andrej Jonovic
Title:	Chief Executive Officer